UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

August 12, 2016
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Lombard Medical, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Commission File Number: 001-36402
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N/A
(Translation of Registrant’s Name into English)
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Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6440 Oak Canyon
Suite 200
Irvine, CA 92618
+1-866-790-1447
(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

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Lombard Medical, Inc.
6440 Oak Canyon
Suite 200
Irvine, CA 92618
(Name, Address of Agent for Service)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Lombard Medical, Inc. dated August 12, 2016, announcing that it has rescheduled the date to report its 2016 Second Quarter, Six-Month Financial Results to Monday, August 22, 2016, in order to provide complete information on operational initiatives that are underway, but will not be fully implemented until next week.  In addition to details on those initiatives, management will discuss financial results and provide a business update on a conference call with the investment community at 4:30 p.m. Eastern Time on Monday, August 22, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: August 12, 2016	By:	/s/ William J. Kullback
William J. Kullback
Chief Financial Officer